Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, CO 80305

Ph: (303) 494-3000

Fax: (303-494-6309

July 9, 2010

Jennifer Thompson

Accounting Chief Branch

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 3561

Washington, D.C. 20549

Re:

China Linen Textile Industry, Ltd.

Form 20-F/A for the year ended December 31, 2008

Filed June 25, 2010

File No. 0-51625

Dear Ms Thompson:

On behalf of China Linen Textile Industry, Ltd., a Cayman Islands, B.W.I. corporation (the “Company”), enclosed please find our responses to your comment letter dated July 1, 2010.

Form 20-F/A for the Year Ended December 31, 2008 filed June 25, 2010

General

1.

In our letter dated May 4, 2010, we requested that you respond to our comments and submit your correspondence on EDGAR as required by Rule 101 of Regulation S-T. Although you filed amendments to your December 31, 2008 Form 20-F on June 9, 2010 and June 25, 2010, you have not yet filed a letter as correspondence on EDGAR in which you respond to the comments from our letter dated May 4, 2010. Please file response letters as correspondence on EDGAR to respond to each of our letter dated May 4, 2010, and this current letter dated July 1, 2010.

In accordance with your comment, on July 9, 2010, the Company has filed its correspondence in response to the comment letter of the Securities and Exchange Commission (“SEC”) dated May 4, 2010. This correspondence should have been filed on June 9 or June 25, 2010 (“June Response Letter”) in connection with the filing of the Company’s annual report on Form 20-F/A for the year ended December 31, 2008, but was inadvertently not filed at that time.

Consolidated Financial Statements, page 48-52

2.

We note that you have changed your financial statements since the last amendment to your Form 20-F. It is unclear to us why you have not presented these revisions as corrections of an error resulting in a restatement. In this regard, we would expect you to indicate on the face of your consolidated financial statements that they have been restated, and we would expect similar disclosure of the restatement in your selected financial data. We would also expect you to provide prominent footnote disclosure of the reasons for and impact of the restatement. If you do not believe this presentation is appropriate, please provide us with your analysis under ASC

250-10-50 to support your current presentation. Additionally, please tell us how your auditors considered referring to the restatement within their audit opinion. Finally, please note that we will not object if you indicate that your 2OO8 financial statements are restated within your December 31, 2009 Form 20-F, rather than amending your December 31, 2008 Form 20-F for this matter.

The restatement of the Company’s consolidated financial statements for the year ended December 31, 2008 (“Restated 2008 Financial Statements”) was related to a share based compensation adjustment due to an Advisory Agreement between Lanxi Sunrise and Mid-Continental Securities Corp. dated March 30, 2007.  Pursuant to that agreement, Mid-Continental Securities Corp., or its designees, were entitled to receive a total of 804,000 shares of common stock of the Company as compensation for services after the reverse merger.  Such shares were transferred to Mid-Continental Securities Corp. and its designees by certain shareholders of the Company in 2008. In the Restated 2008 Financial Statements, the Company has accounted for this event as a contribution of capital by its shareholders and recorded a charge to operations as a general and administrative expense in the amount of $844,200.  Such shares were valued based on the closing market price of $1.05 per share on the date of transfer.  The Company will indicate on its annual report on Form 20-F for the year ended December 31, 2009 that the consolidated financial statements for the year ended December 31, 2008 have been restated regarding the above matter.

UHY Vocation HK CPA Limited, the principal independent accountant engaged to audit the Company’s financial statements, is satisfied with the share based compensation adjustment as described above and issued its audit report dated June 7, 2010 in connection with the Restated 2008 Financial Statements.

Consolidated Statements of Changes in Shareholders’ Equity, page 50

3,

In comment five of our letter dated May 4, 2010, we asked you to provide us with a Statement of Shareholders’ Equity for Bright prior to the reverse merger for the year ended December 31, 2007 and the interim period from January 1, 2008 through July 8, 2008. We do not see where this information has been provided. Therefore, we reissue this comment.

In accordance with your comment, please find the following response to comment 5 of the comment letter that the Company received from the SEC dated May 4, 2010, which has been addressed in the June Response Letter:

The statement of shareholders’ equity for Bright prior to the reverse merger and the interim period from January 1, 2008 to July 8, 2008 is as follows:

2

Bright International Group Co., Ltd.
THE STATEMENT OF SHAREHOLDERS’ EQUITY
For the Year Ended December 31, 2007 and the Interim period from January 1, 2008 through July 8, 2008
(Stated in U.S. Dollars)
						Accumulated
			Additional			Other
	Common Stock		Paid-in	Statutory	Retained	Comprehensive
	Number of Shares	Amount	Capital	Reserve	Earnings	Income	Total

Balance at January 1, 2007		$ -	$ -	$ -	$ -	$ -	$ -
Issued Capital	100	1,000					1,000
Net income		-	-	-	(2,720)	-	(2,720)
							-

Balance at December 31, 2007	100	1,000	-	-	(2,720)	-	(1,720)

Net income		-	-	-	-	-	-

Balances at July 8, 2008	100	$ 1,000	$ -	$ -	$ (2,720)	$ -	$ (1,720)

Please feel free to contact me with any questions relating to the foregoing information.  Thank you for your time and assistance with this matter.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.

3